UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LDK Solar Co., Ltd.

(Name of Issuer)

Ordinary Shares, $0.10 par value

(Title of Class of Securities)

50183L107

(CUSIP Number)

Paul W. Boltz, Jr., Esq.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place Central, Hong Kong

T +852 3664 6488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141384107
1.	Name of Reporting Person. BFAM Partners (Cayman) Limited I.R.S. Identification No. of Above Person (Voluntary)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,146,032 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,146,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,146,032 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14.	Type of Reporting Person OO, HC

(1) As of February 4, 2016, the number of shares beneficially owned includes 25,016,129 Ordinary Shares, par value $0.10 per share (the “Shares”), 454,857 Shares represented by American depositary shares (“ADSs”) and a principal amount of $36,037,843 of 5.535% Convertible Senior Notes Due 2018 (the “Notes”) exercisable into 662,703,990 Shares, which are directly held by BFAM Asian Opportunities Master Fund, L.P. However, a deed poll limits BFAM Asian Opportunities Master Fund, L.P.’s ability to convert the Notes if it would result in ownership of more than 9.99% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 4 for additional details.

CUSIP No. 141384107
1.	Name of Reporting Person. BFAM Partners (Hong Kong) Limited I.R.S. Identification No. of Above Person (Voluntary)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,146,032 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,146,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,146,032 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14.	Type of Reporting Person OO, HC

(1) As of February 4, 2016, the number of shares beneficially owned includes 25,016,129 Shares, 454,857 Shares represented by ADSs and a principal amount of $36,037,843 of the Notes exercisable into 662,703,990 Shares, which are directly held by BFAM Asian Opportunities Master Fund, L.P. However, a deed poll limits BFAM Asian Opportunities Master Fund, L.P.’s ability to convert the Notes if it would result in ownership of more than 9.99% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 4 for additional details.

CUSIP No. 141384107
1.	Name of Reporting Person. BFAM Asian Opportunities Master Fund, L.P. I.R.S. Identification No. of Above Person (Voluntary)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,146,032 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,146,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,146,032 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14.	Type of Reporting Person PN

(1) As of February 4, 2016, the number of shares beneficially owned includes 25,016,129 Shares, 454,857 Shares represented by ADSs and a principal amount of $36,037,843 of the Notes exercisable into 662,703,990 Shares, which are directly held by BFAM Asian Opportunities Master Fund, L.P. However, a deed poll limits BFAM Asian Opportunities Master Fund, L.P.’s ability to convert the Notes if it would result in ownership of more than 9.99% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 4 for additional details.

CUSIP No. 141384107
1.	Name of Reporting Person. BFAM Asian Opportunities Master GP Limited I.R.S. Identification No. of Above Person (Voluntary)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,146,032 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,146,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,146,032 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14.	Type of Reporting Person OO

(1) As of February 4, 2016, the number of shares beneficially owned includes 25,016,129 Shares, 454,857 Shares represented by ADSs and a principal amount of $36,037,843 of the Notes exercisable into 662,703,990 Shares, which are directly held by BFAM Asian Opportunities Master Fund, L.P. However, a deed poll limits BFAM Asian Opportunities Master Fund, L.P.’s ability to convert the Notes if it would result in ownership of more than 9.99% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 4 for additional details.

CUSIP No. 141384107
1.	Name of Reporting Person. Benjamin Fuchs
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization St. Kitts and Nevis
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,146,032 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,146,032 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,146,032 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1)
14.	Type of Reporting Person IN

(1) As of February 4, 2016, the number of shares beneficially owned includes 25,016,129 Shares, 454,857 Shares represented by ADSs and a principal amount of $36,037,843 of the Notes exercisable into 662,703,990 Shares, which are directly held by BFAM Asian Opportunities Master Fund, L.P. However, a deed poll limits BFAM Asian Opportunities Master Fund, L.P.’s ability to convert the Notes if it would result in ownership of more than 9.99% of the Issuer’s total outstanding shares while the deed poll remains in effect. Please see Item 4 for additional details.

CUSIP No. 141384107

SCHEDULE 13D

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the Shares of LDK Solar Co., Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.  The Reporting Persons (as defined below) originally filed a statement on Schedule 13G on April 13, 2015 covering beneficial ownership of the Shares.

Item 2.   Identity and Background

(a)-(c)     This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) BFAM Partners (Cayman) Limited (“BFAM Cayman”);

(ii) BFAM Partners (Hong Kong) Limited (“BFAM Hong Kong”);

(iii) BFAM Asian Opportunities Master Fund, L.P. (the “Master Fund”);

(iv) BFAM Asian Opportunities Master GP Limited (the “Master GP”); and

(v) Benjamin Fuchs (“Mr. Fuchs”).

This statement relates to the Shares held, or which may be acquired, for the account of the Master Fund.  BFAM Cayman serves as the investment adviser to the Master Fund. BFAM Hong Kong is a wholly-owned subsidiary of BFAM Cayman and serves as sub-adviser to the Master Fund.  The Master GP serves as the general partner of the Master Fund. In such capacities, BFAM Cayman, BFAM Hong Kong and the Master GP may be deemed to have voting and dispositive power over the Shares held, or which may be acquired, for the account of the Master Fund.

Mr. Fuchs is the controlling shareholder of BFAM Cayman.  In such capacity, Mr. Fuchs may be deemed to have voting and dispositive power over the Shares held, or which may be acquired, for the account of the Master Fund.  Mr. Fuchs does not hold any Shares directly and disclaims beneficial ownership of the Shares held, or which may be acquired, for the account of the Master Fund.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors, or persons holding equivalent positions, of such Reporting Person and their respective principal business address, principal occupation and citizenship are provided in Schedule 1 hereto.

As described in Item 4, the Reporting Persons and certain other holders of the Notes, namely Orchard Centar Master Limited and Orchard Makira Master Limited (collectively, “OCP”) and D. E. Shaw Galvanic International, Inc. (“D.E. Shaw”), delivered a written notice of default to the Issuer, dated February 4, 2016 (the “Default Notice”), and have jointly filed a winding up petition with respect to the Issuer, dated February 5, 2016 (the “Winding Up Petition”). As a result, the Reporting Persons, OCP and D.E. Shaw may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act; however, neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with OCP or D.E. Shaw (or any of their affiliates) for any purpose.

Pursuant to Rule 13d-1(k)(2), the Reporting Persons, OCP and D.E. Shaw are filing or have filed separate statements on Schedule 13D with respect to the Shares.

CUSIP No. 141384107

Information about OCP and D.E. Shaw is expected to be contained in their respective Schedule 13D filings to be filed as a result of their participation in the execution of the Default Notice and filing of the Winding Up Petition. The Reporting Persons take no responsibility for the information contained in any Schedule 13D or amendment thereto filed or to be filed by OCP or D.E. Shaw (or any of their affiliates).

The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A.

(d)-(e)     During the last five years, none of the persons or entities referred to in this Item 2 have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:

(i) BFAM Cayman is a Cayman Islands exempted company;

(ii) BFAM Hong Kong is a Hong Kong limited company;

(iii) the Master Fund is a Cayman Islands exempted  limited partnership;

(iv) the Master GP is a Cayman Islands exempted company; and

(v) Mr. Fuchs is a citizen of St Kitts & Nevis.

The citizenship of each director or executive officer, or person holding equivalent positions, of the Reporting Persons is set forth in Schedule 1 hereto.

Item 3.            Source and Amount of Funds

The source of funds for the Reporting Persons’ acquisition of the Shares referred to in Item 4 below was the working capital, or funds available for investment, of the Master Fund.

CUSIP No. 141384107

Item 4.          Purpose of Transaction

As previously noted herein, the Reporting Persons originally filed a statement on Schedule 13G on April 13, 2015 covering beneficial ownership of the Shares.

As of February 4, 2016, the Master Fund held 25,016,129 Shares and 454,857 Shares represented by ADSs, or 8.17% of the total Shares outstanding, in the aggregate, based on a total of 311,772,098 Shares issued and outstanding as of June 30, 2015, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2015.

As of February 4, 2016, the Master Fund also held a principal amount of $36,037,843 of the Notes. The indenture for the Notes, dated December 10, 2014 (the “Indenture”), provides that the Notes are convertible into Shares at a floating rate (the “Floating Conversion Rate”) calculated as the number of Shares into which $1,000 of the principal amount of the Notes may be convertible at the volume weighted average price of the Issuer’s ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the notice of conversion (one ADS being equal to one Share), subject to certain limitations as set forth below.  The Indenture further provides that during the one year period from April 1, 2015 to March 31, 2016, no more than $62.5 million of the aggregate principal amount of the Notes may be converted, and no more than $20 million of the aggregate principal amount of the Notes may be converted during any rolling quarter during that one year period.

The principal amount of the Notes directly held by the Master Fund was convertible into 662,703,990 Shares based on an assumed Floating Conversion Rate of $0.05438 on February 4, 2016, or 68.0% of the total Shares outstanding. However, the Master Fund agreed pursuant to a series of deed polls dated March 31, 2015, April 28, 2015, May 27, 2015, June 29, 2015, July 27, 2015, August 25, 2015, September 25, 2015, October 26, 2015, November 25, 2015, December 21, 2015 and January 20, 2016 executed by the Master Fund for the benefit of the Issuer to further limit its conversion rights such that the conversion rights may be exercised only to the extent that immediately following such conversion the Master Fund owns no more than 9.99% of the total number of Shares outstanding (the “Conversion Limit”).  A copy of the currently effective deed poll, dated January 20, 2016, which will expire by its terms on April 25, 2016, is attached hereto as Exhibit D.

According to the Issuer’s public announcements, on November 17, 2015, the Issuer completed a bankruptcy restructuring with respect to certain of its PRC-based subsidiaries.  Such bankruptcy restructuring resulted in a default under the Indenture upon which the principal of, and any premium and accrued and unpaid interest on, all of the Notes became immediately due and payable.

In connection with such default, the Reporting Persons, OCP and D.E. Shaw engaged in informal discussions with one another regarding potential alternatives for enforcing their rights as holders of the Notes. On February 4, 2016, the Reporting Persons, OCP and D.E. Shaw determined to deliver the Notice of Default to the Issuer stating that the Issuer was in default of the Notes under the terms of the Indenture.  The Default Notice contained a statement demanding confirmation by February 5, 2016 at 5:00 pm (Hong Kong time) that the Issuer had paid all amounts due under the Notes. A copy of the Notice of Default is attached hereto as Exhibit B.

Having not received such confirmation of payment by 5:00 pm (Hong Kong time) on February 5, 2016 as demanded in the Default Notice, the Reporting Persons, OCP and D.E. Shaw jointly determined to execute and file the Winding Up Petition in the Grand Court of the Cayman Islands, the Issuer’s jurisdiction of incorporation, to request, among other things, an order to wind up and liquidate the Issuer.  A copy of the Winding Up Petition is attached hereto as Exhibit C.

Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including through trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any transactions in the securities of the Issuer during the past 60 days.

(d)

No person other than the Reporting Persons or any of the persons set forth in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)	Not Applicable.

CUSIP No. 141384107

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided in Items 4 and 5 is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit A — Joint Filing Agreement by and among the Reporting Persons, dated February 16, 2016

Exhibit B — Default Notice to LDK Solar Co., Ltd., dated February 4, 2016

Exhibit C — Winding Up Petition with respect to LDK Solar Co., Ltd., dated February 5, 2016

Exhibit D — Noteholder’s Deed Poll by BFAM Asian Opportunities Master Fund, L.P., dated January 20, 2106

CUSIP No. 141384107

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

BFAM PARTNERS (CAYMAN) LIMITED

By:	/s/ Mark Fagan
Name:	Mark Fagan
Title:	Director

BFAM PARTNERS (HONG KONG) LIMITED

By:	/s/ James Singh
Name:	James Singh
Title:	Director

BFAM ASIAN OPPORTUNITIES MASTER FUND, L.P.

By BFAM Asian Opportunities Master GP Limited, its general partner

By:	/s/ Gary Linford
Name:	Gary Linford
Title:	Director

BFAM ASIAN OPPORTUNITIES MASTER GP LIMITED

By:	/s/ Gary Linford
Name:	Gary Linford
Title:	Director

/s/ Benjamin Fuchs
Benjamin Fuchs

CUSIP No. 141384107

SCHEDULE 1

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the executive officers and directors, or persons holding equivalent positions, of BFAM Partners (Cayman) Limited and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.

Name	Principal Occupation	Citizenship
Board of Directors
Benjamin Fuchs	Finance professional	Saint Kitts and Nevis
Mark Fagan	Company director	South Africa
William Jones	Company director	United States
Malcolm Paterson	Company director	United Kingdom
John Baker	Finance professional	United States
Executive Officers
Benjamin Fuchs	As above	As above
James Singh	Finance professional	United States

The following are each of the executive officers and directors, or persons holding equivalent positions, of BFAM Partners (Hong Kong) Limited and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.

Name	Principal Occupation	Citizenship
Board of Directors
Benjamin Fuchs	As above	As above
James Singh	As above	As above
Executive Officers
Benjamin Fuchs	As above	As above
James Singh	As above	As above

The following are each of the executive officers and directors, or persons holding equivalent positions, of BFAM Asian Opportunities Master Fund, L.P. and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.

Name	Principal Occupation	Citizenship
Board of Directors
James Singh	As above	As above
William Jones	As above	As above
Gary Linford	Company director	South Africa
Executive Officers
James Singh	As above	As above

The following are each of the executive officers and directors, or persons holding equivalent positions, of BFAM Asian Opportunities Master GP Limited and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is c/o BFAM Partners (Hong Kong) Limited, 35th Floor, Suite 1-3A, 148 Electric Road, North Point, Hong Kong.

Name	Principal Occupation	Citizenship
Board of Directors
James Singh	As above	As above
William Jones	As above	As above
Gary Linford	As above	As above
Executive Officers
James Singh	As above	As above